UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

FORM 11-K
_________

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

A. Full title to the plan and the address of the plan, if different from that of the issuer named below

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

FRANKLIN ELECTRIC CO., INC.
9255 COVERDALE ROAD
FORT WAYNE, IN 46809

Franklin Electric Co., Inc. Retirement Program

Financial Statements as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018, and Supplemental Schedule as of December 31, 2018, and Report of Independent Registered Public Accounting Firm

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Employee Benefits Committee
Franklin Electric Co., Inc. Retirement Program
Fort Wayne, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Franklin Electric Co., Inc. Retirement Program (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Franklin Electric Co., Inc. Retirement Program’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditors since 2010.

Fort Wayne, Indiana
July 1, 2019

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017

ASSETS:
Investments:
At fair value	$139,620,800	$147,327,800
Total investments (see Note 3)	139,620,800	147,327,800

Receivables:
Employer contributions	6,411,100	6,460,600
Notes receivable from participants	2,709,600	2,508,500
Total receivables	9,120,700	8,969,100

Net assets available for benefits	$148,741,500	$156,296,900

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

Contributions:
Participant contributions	$6,547,700
Participant rollover contributions	853,900
Employer contributions	6,411,100
Total contributions	13,812,700

Investment income:
Dividends and interest	1,798,800
Total investment income	1,798,800

Total additions	15,611,500

Deductions:
Net depreciation in fair value of investments	9,441,000
Benefits paid to participants	13,422,700
Administrative expenses	303,200
Total deductions	23,166,900

Net decrease	(7,555,400)

Net assets available for benefits:
Beginning of year	156,296,900
End of year	$148,741,500

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1. DESCRIPTION OF THE PLAN
The following description of the Franklin Electric Co., Inc. Retirement Program (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information, which is available from the Plan Administrator.

General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Employee Benefits Committee is appointed by the Company and approved by the Board of Directors of Franklin Electric Co., Inc. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees. Company matching contributions for employees are made to the Plan.

Contribution - U.S. domestic employees can contribute on a pre-tax basis and/or after-tax Roth basis from 1% to 50% of their eligible compensation not to exceed the IRS limit ($18,500 for 2018).  An additional $6,000 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year.

For U.S. domestic employees, other than the Little Rock union contract employees, the Company contributed an amount equal to 100% for the first 2% and 50% of the next 3% of the participant's total contributions, or up to 3 1/2% of each employee's eligible compensation.

For the Little Rock union contract employees, the Company contributed 3 1/2% of each employee's eligible compensation, whether the employee participated in the Plan or not.

Most participants also receive a service-based contribution in the range of 3% to 9% of annual compensation depending on the number of years of service to the Company. Participants not eligible to receive the service-based contribution include Little Rock union contract employees, employees of Pioneer Pump, LLC, and the Franklin Control Systems division employees (formerly named Cerus Industrial). In addition, hourly participants still accruing benefits under the sunset provision related to the previously frozen Franklin Electric Co., Inc. Pension Plans were not eligible to receive the service-based contribution through the end of the 2016 plan year and became eligible to receive the service-based contribution effective at the start of the 2017 plan year.

Company contributions to the participant accounts are funded in the first quarter following the plan year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions and service-based contributions (if applicable) made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric common stock fund, various intermediate bond funds, a stable return collective investment fund, a diversified real asset fund, various international equity funds, a small capitalization growth equity fund, a small capitalization value fund, a small-cap blended fund, a mid-cap blended fund, a large capitalization growth fund, a large capitalization value fund, a large-cap blended fund, and various target date funds as investment options for participants.

Vesting - Participants are 100% vested in both their own contributions and the employer match contribution at all times. Participants are 100% vested in the service contribution after completing three calendar years of service, with at least 1,000 hours of service completed within each calendar year. Forfeited balances of terminated participants may be used to pay Plan expenses or reduce the Company Contribution, Matching Contribution or Service Contribution made under the Plan for the Plan Year in which the forfeiture occurs. $141,000 of forfeited nonvested amounts were used to offset employer contributions during the first quarter of 2019 relating to 2018 employer contributions.

Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account (excluding the portion attributable to Roth Contributions or amounts rolled over from a designated Roth 401(k) or Roth 403(b) retirement account in another plan). Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. The minimum principal amount of any loan shall be $1,000. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan(s) (including any accrued interest) becomes due and the participant's account may be used to pay the balance of the outstanding loan(s).

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Administrative Expenses - Administrative, recordkeeping, and trustee expenses for the Plan are charged to the plan. All other administrative expenses are paid by the Company.

Payment of Benefits - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Transactions - Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment Options - The Plan's investments are stated at fair value.

Short-term investments include highly liquid assets that seek to maintain a constant net asset value of $1 per unit. Short-term investments are valued at the deposit account balance, which approximates fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on the NASDAQ Global Select Market. Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year end.

Units of the Wells Fargo collective funds are valued based on the unit value established for each fund on the valuation date. The unit value for these funds is calculated by dividing each fund's net asset value on the calculation date by the number of units that are outstanding on the calculation date for each fund. The fair values of participation units held in the various Wells Fargo collective funds were based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The Plan Administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units of the various Wells Fargo collective funds. Units will be redeemed at the unit value as determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request, and in all cases within six business days after such a receipt.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Accordingly, management fees are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2018 and 2017.

Administrative Expenses - Administrative expenses may be paid by the Company or the Plan, at the Company's discretion and are recognized when incurred.

3. INVESTMENTS
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 - Securities valued using quoted prices from active markets for identical assets;

Level 2 - Securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 - Securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2018 and 2017:

	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments	$820,900	$—	$820,900	$—
Franklin Electric Co., Inc. common stock	25,106,000	25,106,000	—	—
Investments in shares of registered investment companies	71,465,400	71,465,400	—	—
Total assets in the fair value hierarchy	97,392,300	96,571,400	820,900	—
Investments measured at net asset value (a)	42,228,500	—	—	—
Investments at fair value	$139,620,800	$96,571,400	$820,900	$—

	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments	$674,400	$—	$674,400	$—
Franklin Electric Co., Inc. common stock	29,053,800	29,053,800	—	—
Investments in shares of registered investment companies	76,028,900	76,028,900	—	—
Total assets in the fair value hierarchy	105,757,100	105,082,700	674,400	—
Investments measured at net asset value (a)	41,570,700	—	—	—
Investments at fair value	$147,327,800	$105,082,700	$674,400

There were no transfers between Level 1 and Level 2 investments during 2018 or 2017.

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including Target Date Mutual Funds and collective trusts, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan and certain administrative services provided by paid service providers are also considered party-in-interest transactions.

At December 31, 2018 and 2017, the Plan held 585,167 and 632,584 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for Plan year 2018 were $287,700.

5. PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA. In the event of Plan termination, participants would become fully vested in their employer service contributions and earnings thereon.

6. TAX STATUS
The IRS has determined and informed the Company by a letter, dated July 24, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company and Plan Administrator have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company and Plan Administrator believes it is no longer subject to tax examinations for years prior to 2015.

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

Name of plan sponsor: Franklin Electric Co., Inc.
Employer identification number: 35-0827455
Three-digit plan number: 007

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank, N.A.	Short-term Investment Fund		$820,900
*	Franklin Electric Co., Inc.	Common Stock		25,106,000

	Collective funds:
	Pacific Investment Management Company	Diversified Real Asset Collective Trust Fund		144,500
*	Wells Fargo Bank, N.A.	Stable Return Fund		20,223,400
*	Wells Fargo Bank, N.A./BlackRock	International Equity Index CIT		2,120,600
*	Wells Fargo Bank, N.A./BlackRock	Russell 2000 Index CIT		1,694,700
*	Wells Fargo Bank, N.A./BlackRock	S&P 500 Index CIT		14,781,300
*	Wells Fargo Bank, N.A./BlackRock	S&P MidCap Index CIT		2,034,000
*	Wells Fargo Bank, N.A./BlackRock	US Aggregate Bond CIT		1,230,000

	Investments in shares of registered investment companies:
	American Funds	EuroPacific Growth Fund		5,506,700
	Cardinal Funds	Small Cap Fund		2,454,600
	Meridian Funds	Growth Fund-Retire		3,756,000
	JP Morgan Asset Management	Core Bond Select Fund		5,391,300
	T. Rowe Price Associates, Inc.	Growth Stock Fund		10,861,200
	T. Rowe Price Associates, Inc.	Large Cap Fund		11,490,500
	Target date funds:

	State Street	State Street Target Retirement Fund - Class K	3,900,400
	State Street	State Street Target Retirement 2015 Fund - Class K	300,000
	State Street	State Street Target Retirement 2020 Fund - Class K	3,428,900
	State Street	State Street Target Retirement 2025 Fund - Class K	3,666,400
	State Street	State Street Target Retirement 2030 Fund - Class K	4,945,600
	State Street	State Street Target Retirement 2035 Fund - Class K	3,092,800
	State Street	State Street Target Retirement 2040 Fund - Class K	5,287,600
	State Street	State Street Target Retirement 2045 Fund - Class K	1,954,900
	State Street	State Street Target Retirement 2050 Fund - Class K	3,661,300
	State Street	State Street Target Retirement 2055 Fund - Class K	1,423,900
	State Street	State Street Target Retirement 2060 Fund - Class K	343,300

*	Various participants	Notes receivable (maturing 2019 to 2027 at interest rates of 4.25% to 9.25%)	2,709,600
			$142,330,400

*Party-in-interest.
**Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
(Registrant)
FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
(Name of plan)

Date: July 1, 2019	By	/s/ John J. Haines
John J. Haines
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)